FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For July 29, 2008
Commission File Number 0- 50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Form 6-K consists of:
“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce the appointment of Raphael Danon as Chief Financial Officer of the company, subject to TSX Venture Exchange approval.
Mr. Danon is an experienced management and accounting professional who has provided financial and business consulting to a wide range of organizations. He is a founding shareholder of Asian Coast Development Ltd., an international property developer, where he served as Vice-President of Finance and Chief Financial Officer from the company’s inception. He is currently Asian Coast’s Interim CFO and Vice-President of Finance. Mr. Danon has overseen a wide range of activities at Asian Coast, including financings, financial reporting and day-to-day operations. He graduated from York University in Toronto with an Honors B.A. in Accounting and received his Chartered Accountant’s designation in 2001.
“I’m very pleased to welcome an executive of Raphael’s caliber to NWT’s management team,” said John P. Lynch, President and CEO of NWT Uranium. “Raphael’s financial management expertise will be a great asset to us as we move the company forward in the coming months.”
Mr. Danon succeeds outgoing Chief Financial Officer Bill Thomas, whose intention to resign in order to pursue other business opportunities was announced in a press release dated June 2, 2008. Mr. Thomas has offered to assist NWT Uranium in ensuring a smooth transition for Mr. Danon into the role of CFO.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: July 29, 2008